Exhibit 77K

The independent public accountants who had previously been engaged as the Fund's principal accountants to audit its financial statements (the "Accountants") were dismissed on September 19, 2001. The Accountants' report on the financial statements for either of the Fund's past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, or was modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was approved by the Fund's Board of Directors. There were no disagreements with the Accountants, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the Accountants' satisfaction would have caused it to make a reference to the subject matter of the disagreement(s) in connection with its report. On September 20, 2001, William A. Meyler, P.C. was engaged as the Fund's principal accountants to audit its financial statements.